SOL STRATEGIES ANNOUNCES PRELIMINARY UNAUDITED FISCAL FOURTH
QUARTER RESULTS INCLUDING REVENUE OF APPROX. $4.0 MILLION CAD

Houdini Swap Generates $3.4 Million CAD in Revenue on Volume of $326 Million CAD
During First Full Quarter of Operations under SOL Strategies

TORONTO, November 10, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high-performance blockchain and privacy technologies, today reports preliminary, unaudited select financial and operating results for its fiscal fourth quarter ended September 30, 2026. The fiscal fourth quarter represents the first full quarter of operations for Houdini Swap ("Houdini"), a non-custodial, privacy-focused cross-chain swap aggregator, as a wholly-owned company subsidiary. The Company completed the acquisition of Houdini on June 1, 2026.

During the quarter, Houdini generated approximately $3.4 million CAD in swap aggregator fees and approximately $1.9 million CAD in EBITDA (a non-IFRS measure; see "Non-IFRS Financial Measures" below), representing an EBITDA margin of approximately 56% on total comprehensive income of approximately $1.0 million CAD (which includes taxes and amortization) , from approximately $326 million CAD (approximately US $230 million) in transaction volume. This quarterly performance reflects continued growth in monthly swap volume, which has increased 37% from June to September, partly through contributions from new distribution partnerships.

Michael Hubbard, CEO of SOL Strategies, said: "Our fiscal fourth quarter results demonstrate the value of our broader, more diversified business with the addition of Houdini, which delivered an impressive 56% EBITDA margin in its first full quarter under our ownership on the back of strong growth in monthly volumes. Together with our Solana treasury and validator operations, we have a distinct operating model compared to other blockchain technology companies. Our business development efforts are beginning to show value, as we add new distribution partners for Houdini while further refining the products and user experience. I am excited for fiscal 2027 and believe we are well positioned to continue building on this momentum."

For the Fiscal Fourth Quarter Ended September 30, 2026, the Company Anticipates:

● Total revenue (swap aggregator fees, validation service income and staking rewards) of approximately $4.0 million CAD, comprised of:

○ Houdini revenue swap aggregator fees of approximately $3.4 CAD million

○ Staking rewards of approximately $410,000 CAD

○ Validation service income of approximately $215,000 CAD

● Houdini transaction volume of approximately $326 million CAD (approximately US $230 million)

● Houdini  total comprehensive income of approximately $1.0 million CAD which includes taxes and amortization.

● Houdini EBITDA of approximately 1.9 million CAD, representing an EBITDA margin of approximately 56%  (a non-IFRS measures; see "Non-IFRS Financial Measures" below)

● Total treasury holdings of approximately 465,000 SOL (approximately $77.9 million CAD) as of September 30, 2026

● Assets under Delegation of approximately 3.56 million SOL (approximately $596 million CAD) as of September 30, 2026

The Company expects to file its audited annual consolidated financial statements and management's discussion and analysis for the fiscal year ended September 30, 2026, on or before December 29, 2026.

The financial results in this press release are preliminary and unaudited and are subject to change. Audited results may differ materially.

About Houdini Swap

Houdini is a non-custodial, privacy-focused cross-chain swap aggregator. It breaks the on-chain link between sender and receiver by routing transactions across 100+ blockchain networks and off-chain exchange partners, without ever holding user funds. Houdini has processed more than US$3 billion in cumulative transaction volume. Houdini is owned by SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE). Learn more at houdiniswap.com.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, ir@solstrategies.io , 416-480-2488

Phil Carlson, KCSA Strategic Communications, stke@kcsa.com, 212-896-1233

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's preliminary, unaudited financial results for the fiscal fourth quarter ended September 30, 2026, which remain subject to change upon completion of the Company's year-end audit; the expected timing of the filing of the Company's audited annual financial statements; the Company's expectations for continued growth in Houdini's transaction volume and revenue, and factors contributing to this growth that may be outside the Company's control; the anticipated benefits of Houdini's distribution partnerships; the Company's expectations for fiscal 2027. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Non-IFRS Financial Measures:

This news release refers to Houdini EBITDA and EBITDA margin, which are non-IFRS financial measures and ratios. These measures do not have a standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other issuers. The Company defines Houdini EBITDA as the total comprehensive net income of its Houdini segment before interest, income taxes, depreciation and amortization and EBITDA margin as Houdini EBITDA divided by Houdini swap aggregator fees. Management believes these measures provide useful information regarding the operating performance of the Houdini business.

Management uses Houdini EBITDA and Houdini EBITDA margin to evaluate the operating performance of the Houdini business separately from the Company's validator, staking and treasury activities. Specifically, management uses these measures to: (i) assess HoudiniSwap's results against budget and prior periods; (ii) make decisions on allocating capital and resources to the business, including product development and marketing spend; (iii) assess the business's capacity to fund its operations and contribute to the Company's acquisition-related obligations; and (iv) evaluate performance for incentive compensation purposes.

The Company believes these measures are useful to investors because they exclude items that do not reflect the underlying operating performance of the HoudiniSwap business, including amortization of acquired intangible assets arising from purchase accounting, interest and accretion on acquisition-related financing, and income taxes. They are also unaffected by fair value changes in the Company's digital asset holdings, which can cause significant volatility in consolidated results. Houdini EBITDA margin expresses Houdini EBITDA as a percentage of HoudiniSwap revenue and helps investors assess the operating efficiency and scalability of the business as transaction volumes change. Together, these measures give investors the same view of the business that management uses and make period-to-period comparisons easier.

Reconciliation of Houdini total comprehensive income to EBITDA (preliminary, unaudited, in $CAD millions):

Total comprehensive income	$1.0 million
Add: income tax	0.6 million
Add: amortization	0.3 million
EBITDA	$1.9 million

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, employees or agents make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.